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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citi International Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SANTA MARINA I BLDG 400 SUITE 200 STREET C
(No. and Street)

GUAYNABO (City) PR (State) 00968 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARMANDO SILVA, CEO AND PRESIDENT 787-766-3842
(Area Code – Telephone Number)



MAR 01 2010
Washington, DC
105

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

AMERICAN INT. PLAZA 250 MUNOZ RIVERA AVE. , 11TH FLOOR, SAN JUAN, PR 00918
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARMANDO SILVA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITI INTERNATIONAL FINANCIAL SERVICES LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANTONIA BETANCOURT
MY COMMISSION # DD 783627
EXPIRES: June 29, 2012
Bonded Thru Notary Public Underwriters

Signature

CEO AND PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member
Citi International Financial Services, LLC:

We have audited the accompanying statements of financial condition of Citi International Financial Services, LLC (the Company) (formerly, known as Citicorp Financial Services Corporation) (a wholly owned subsidiary of Citigroup Participation Luxembourg Limited) as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is an operating unit of Citigroup, Inc. and, consequently, in the normal course of business, will make transactions and maintain balances with its parent company, affiliated companies, and other units of Citigroup, Inc. Significant transactions with related parties have been disclosed in note 4 to the accompanying financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citi International Financial Services, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.



Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2010

Stamp No. 2446603 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(Formerly, Citicorp Financial Services Corporation)
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Financial Condition

December 31, 2009 and 2008

Assets		**2009**	**2008**
Cash (note 4)	$	881,171	1,757,753
Deposits at interest (note 4)		600,000	11,600,000
Marketable securities owned, at fair value (note 2)		12,003,250	12,190,165
Commissions earned not collected		8,373,774	7,000,039
Property and equipment, net (note 5)		3,821,050	4,381,162
Intangible asset (note 1(f))		689,417	919,229
Due from affiliates (note 4)		—	1,352,251
Other assets		466,859	1,055,355
	$	26,835,521	40,255,954
Liabilities and Member's Equity			
Liabilities:			
Due to affiliates (note 4)	$	1,227,908	929,911
Accrued expenses and other liabilities		3,652,747	6,478,792
Total liabilities		4,880,655	7,408,703
Member's equity		21,954,866	32,847,251
Commitments and contingencies			
	$	26,835,521	40,255,954

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(Formerly, Citicorp Financial Services Corporation)
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Operations

Years ended December 31, 2009 and 2008

		2009	2008
Revenue:			
Commissions (note 4)	$	58,682,537	61,324,412
Interest income (note 4)		46,348	1,181,493
Other income (loss)		(942)	27,987
Unrealized investment gain (loss)		(1,134)	14,336
Total revenue		58,726,809	62,548,228
Expenses:			
Management and processing fees (note 4)		19,715,191	18,346,443
Employee compensation and benefits (note 6)		10,402,993	16,392,458
Execution and clearing fees (note 4)		2,676,682	2,774,881
Communications and data processing		816,958	2,174,241
Administrative support services from affiliate (note 4)		488,573	1,077,077
Other operating expenses		9,893,869	7,559,550
Total expenses		43,994,266	48,324,650
Net income before income taxes		14,732,543	14,223,578
Income tax expense (note 7)		727,304	—
Net income	$	14,005,239	14,223,578

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(Formerly, Citicorp Financial Services Corporation)
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Changes in Member's Equity

Years ended December 31, 2009 and 2008

Member's equity, December 31, 2007 (note 1)	$	68,594,646
Net income		14,223,578
Distribution to sole member		(50,000,000)
Adjustment for compensation in shares of Citigroup		29,027
Member's equity, December 31, 2008		32,847,251
Net income		14,005,239
Distribution to sole member		(25,000,000)
Adjustment for compensation in shares of Citigroup		102,376
Member's equity, December 31, 2009	$	21,954,866

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(Formerly, Citicorp Financial Services Corporation)
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Cash Flows

Years ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net income	$	14,005,239	14,223,578
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		471,552	575,001
Amortization of intangible asset		229,812	416,000
Impairment loss on intangible asset		—	745,771
Loss on disposal of property and equipment		18,676	—
Adjustment for compensation in shares of Citigroup		102,376	29,027
Decrease (increase) in assets:			
Marketable securities owned		186,915	(97,547)
Commissions earned not collected		(1,373,735)	1,771,109
Other assets		588,496	(490,133)
Due from affiliates		1,352,251	(1,352,251)
Increase (decrease) in liabilities:			
Accrued expenses and other liabilities		(2,826,045)	5,141,914
Due to affiliates		297,997	(2,110,913)
Net cash provided by operating activities		13,053,534	18,851,556
Cash flows from investing activities:			
Net decrease in deposits at interest with related party		11,000,000	35,043,418
Capital expenditures on property and equipment		(886,583)	(4,262,066)
Proceeds from sale of property and equipment		956,467	—
Acquisition of intangible asset		—	(2,081,000)
Net cash provided by investing activities		11,069,884	28,700,352
Cash flows used in financing activities – distribution to sole member		(25,000,000)	(50,000,000)
Net decrease in cash		(876,582)	(2,448,092)
Cash, beginning of year		1,757,753	4,205,845
Cash, end of year	$	881,171	1,757,753

See accompanying notes to financial statements.

(1) Nature of Operations and Significant Accounting Policies

Nature of Operations

Citi International Financial Services, LLC (the Company) (formerly, known as Citicorp Financial Services Corporation), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was incorporated in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. During 2003, the Company ceased its institutional brokerage operations to customers in Puerto Rico.

The Company is a registered broker-dealer and a member firm of the Financial Industry Regulatory Authority (FINRA). As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities, and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989. However, on March 9, 2009, the bill for the Special Act Declaring State of Fiscal Emergency and Establishing an integrated Fiscal Stabilizing Plan to Save the Credit of Puerto Rico (the Plan) was signed into law as Act No. 7 of March 9, 2009. Act No. 7 includes a temporary measure imposing a special tax of 5% to international banking entities effective for tax years commencing after December 31, 2008 and ending before January 1, 2012 (notes 2 and 7).

On July 4, 2008, the Company converted into a limited liability company and changed its name to Citi International Financial Services, LLC. This conversion had no effects on the carrying value of assets and liabilities of the Company. Former stockholder's equity has been presented as member's equity as if the conversion had occurred at the beginning of the fiscal year. As a result of the conversion, Citigroup Participation Luxembourg Limited was declared the Company's sole member. The Company's sole member shall not be personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs shall not be grounds for imposing personal liability on the Company's sole member.

In addition, the Company entered into a fully disclosed clearing agreement with Pershing LLC, terminating the previous agreement with Correspondent Clearing Services, Inc. (CCS), a division of Citigroup Global Markets Inc., a related entity.

(Continued)

The Company's operations during the years ended December 31, 2009 and 2008 consisted mainly of securities brokerage transactions through the International Division and the sale of annuities to customers outside Puerto Rico, as authorized by the Commissioner of Insurance of Puerto Rico.

Significant Accounting Policies

(a) ***Basis of Presentation***

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the U.S. Securities and Exchange Commission, and the FINRA, and comprise the accounts of all divisions of the Company, including the International Division.

The preparation of the financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; and the valuation of fixed assets, investments and intangible assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(b) ***Marketable Securities Owned***

Marketable securities owned are valued at fair market value with the related unrealized gain or loss recognized in the statements of operations as net unrealized investment gain (loss). Securities transactions are recorded on a trade-date basis.

(c) ***Customer Securities***

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

(d) ***Property and Equipment***

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the depreciable property, which range from 3 to 10 years. Leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful lives of the asset.

(e) ***Long-Lived Assets***

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 360-10, *Property, Plant, and Equipment – Overall*, (FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*), long-lived assets, such as property, plant, and

(Continued)

equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

(f) Intangible Asset

FASB ASC Topic 350, *Intangibles – Goodwill and Other* (Statement No. 142, *Goodwill and Other Intangible Assets*) requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB ASC Subtopic 360-10.

Intangible asset includes a clearing organization referral agreement the Company acquired as a result of a definite agreement between Citigroup, the Company's ultimate parent company and Quiñenco, S.A., Banco de Chile holding company, entered to establish a strategic partnership that combines Citigroup operations in Chile with Banco de Chile's local banking franchise. The Company acquired the intangible asset, with an estimated useful life of five years, from its ultimate parent company and the fair value of the acquired intangible asset amounted to $2,081,000 at January 3, 2008, date of the acquisition. During December 2008, the Company recognized an impairment loss of approximately $746,000 that was included in the other expenses caption of the statement of operations. During the years 2009 and 2008, the Company recorded an amortization expense of approximately $230,000 and $416,000, respectively. Estimated amortization expense on the intangible asset for the next three years is approximately $230,000 per year.

(g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There are no material deferred tax assets or liabilities as of December 31, 2009 and 2008.

(h) Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157 (Statement 157), *Fair Value Measurements*, included in ASC Topic 820, *Fair Value Measurements and Disclosures*, for fair value measurements of financial assets and liabilities and for fair value

(Continued)

measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 (Statement 157) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 (Statement 157) also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 2).

(i) Fair Value Option

Effective January 1, 2008, the Company adopted the Fair Value Option provisions of the Subsections of ASC Subtopic 825-10, *Financial Instruments – Overall*, included in FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. ASC Subtopic 825-10 (Statement 159) gives the Company the irrevocable option to report most financial assets and liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. The Company did not apply the provisions of ASC Subtopic 825-10 (Statement 159) to any instruments during the years ended December 31, 2009 and 2008.

(j) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(k) Commitments and Contingencies

The Company is defendant in various legal proceedings. After consulting with legal counsels, it is the best judgment of management that the financial position of the Company will not be materially affected by the final outcome of these legal proceedings.

(l) Pension and Other Postretirement Plans

The Company participates in the Citibank, N.A. (subsidiary of Citigroup) defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service, highest average compensation (as defined), and the primary social security benefit. The cost of this plan is being expensed as charged by Citibank, N.A.'s head office.

The Company also participates in a healthcare benefit plan sponsored by Citibank, N.A. for substantially all retirees and employees (note 6). The cost of this plan is being expensed as charged by Citibank, N.A.'s head office.

The employees of the Company are also covered by a life insurance benefit plan offered by Citigroup. The net periodic postretirement life insurance benefit costs have not been allocated by Citigroup to the Company because the effect is deemed immaterial.

(2) Marketable Securities Owned

ASC Subtopic 820 (Statement 157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Subtopic 820 (Statement 157), are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The estimated fair value of all marketable securities owned is determined based on Level 1 inputs using market quotations. Marketable securities owned consist of obligations of U.S. government amounting to $12,003,250 and $12,190,165 at December 31, 2009 and 2008, respectively.

(3) International Division

The Company operates an international division that is managed as a unit of the Company. As described in note 1, the Company's operations during the years ended December 31, 2009 and 2008 consisted of securities brokerage transactions and sale of annuities through the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

(4) Related-Party Transactions

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Puerto Rico Branches).

The Company maintains short-term deposits at interest with a Citibank affiliate amounting to $11,000,000 as of December 31, 2008 (none as of December 31, 2009). Interest income on these deposits amounted to approximately $18,000 and $942,000 for the years ended December 31, 2009 and 2008, respectively.

(Continued)

The Company engages in retail brokerage services in various countries in Latin America. As a result, the Company has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Company. These related entities in Latin America charged the Company estimated costs and related management fees amounting to approximately $19,680,000 and $13,807,000, respectively, for the years ended December 31, 2009 and 2008 (including management fees, which amounted to approximately $1,789,000 and $1,255,000, respectively).

The Company maintains a service contract with the Puerto Rico Branches, whereby the Puerto Rico Branches perform certain services and incur certain expenses on behalf of the Company. The Puerto Rico Branches charged the Company estimated costs and related management fees amounting to approximately $673,000 and $1,432,000 for the years ended December 31, 2009 and 2008, respectively.

CCS served as the Company's clearing agent until July 4, 2008. Total fees charged by CCS for these services during 2008 amounted to approximately $2,104,000 and were included within execution and clearing fees in the statement of operations. Commissions revenue for the year ended December 31, 2008 from CCS amounted to approximately $35,066,000.

During 2008, the Company contracted an affiliated entity to perform the due diligence function related to the review of mutual funds and their advertising and sales literature to help assure compliance with applicable rules and regulations. Total fees charged for these services amounted to approximately $60,000 for the year ended December 31, 2008.

Head office charges from Citigroup, Inc. for administrative support services amounted to approximately $489,000 and $1,077,000 for the years ended December 31, 2009 and 2008, respectively.

In January 2009, the Company sold approximately $956,000 in computer equipment to the Puerto Rico Branches. The sale was consummated at the equipment's historical cost in the Company's books.

(Continued)

(5) Property and Equipment

Property and equipment at December 31, 2009 and 2008 consist of the following:

	Estimated useful lives (in years)		2009	2008
Leasehold improvements	10	$	2,901,767	2,063,704
Computer equipment and software	3 – 10		707,717	244,641
Furniture, fixtures, and equipment	3 – 10		1,457,635	2,893,143
Total			5,067,119	5,201,488
Less accumulated depreciation and amortization			1,246,069	820,326
Total		$	3,821,050	4,381,162

(6) Pension and Other Postretirement Benefits

Effective January 2007, the Company started to participate in the Citibank, N.A.'s noncontributory defined benefit pension plan, a plan covering substantially all of their employees. Pension plan retirement benefits are based on years of credited service, the highest average compensation (as defined), and the primary social security benefit. Citibank, N.A.'s funding strategy has been to maintain plan assets sufficient to provide not only for benefits based on service to date, but also for those expected to be earned in the future. It is not practicable to determine the components of pension cost, funded status, and other plan data for the participants in the plan.

The Company also participates in the Citibank, N.A. postretirement healthcare benefits plan that provides postretirement medical benefits to all eligible retired employees. Retirees' share in the cost of their healthcare benefits through copayments, service-related contributions, and salary-related deductibles.

Allocation for these plans is included as part of the allocated expenses described in note 4.

(7) Income Tax

On March 9, 2009, the bill for the Special Act Declaring State of Fiscal Emergency and Establishing an Integrated Fiscal Stabilizing Plan to Save the Credit of Puerto Rico (the Plan) was signed into law as Act No. 7 of March 9, 2009. Act No. 7 includes a temporary measure imposing a special tax of 5% to international banking entities effective for tax years commencing after December 31, 2008 and ending before January 1, 2012. Income tax expense recognized by the Company for these purposes amounted to $727,304. The Company was not subject to Puerto Rico income taxes for the year ended December 31, 2008.

(Continued)

(8) Lease Commitments

Starting in October 2008, the Company leases its office facility under an operating lease agreement. Total rent expense under such lease amounted to approximately $331,000 and $239,000 for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009, the future minimum lease payments under this operating lease are as follows:

Year ending December 31:		
2010	$	322,583
2011		329,072
2012		335,592
2013		342,298
2014		349,158
2015 and thereafter		1,403,925
Total	$	3,082,628

(9) Net Capital and Reserve Requirements

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. Rule 15c3-1 also provides that equity capital or cash dividends paid may not be withdrawn if the resulting net capital ratio would exceed 1,000%. At December 31, 2009, the Company had net capital of $11,768,058, which was $11,442,682 in excess of its required net capital of $325,376. The Company's net capital ratio at December 31, 2009 was 41.47%. At December 31, 2008, the Company had net capital of $8,264,210, which was $7,770,296 in excess of its required net capital of $493,914. The Company's net capital ratio at December 31, 2008 was 89.65%.

Broker-dealers under Rule 15c3-3 of the Securities Exchange Act of 1934 are required to maintain a minimum reserve of the excess of total customer credit balances over total customer debit balances, as defined. The Company is exempt from this Rule 15c3-1, since it clears all customers' transactions through another broker-dealer on a fully disclosed basis.

(10) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 25, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Member
Citi International Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Citi International Financial Services, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

Stamp No. 2446604 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(Formerly, Citicorp Financial Services Corporation)
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

December 31, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER Citi International Financial Services, LLC as of December 31, 2009

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition – Item 1800)					$ 21,954,866	3480
2.	Deduct: Ownership equity not allowable for net capital						3490
3.	Total ownership equity qualified for net capital					21,954,866	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
	B. Other (deductions) or allowable credits (List)						3525
5.	Total capital and subordinated liabilities					$ 21,954,866	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)			$ 10,186,550	3540		
	1. Additional charges for customers' and noncustomers' securities accounts				3550		
	2. Additional charges for customers' and noncustomers' commodities accounts				3560		
	B. Aged fail-to-deliver				3570		
	1. Number of items		3450				
	C. Aged short security differences-less reserve of	$	3460		3580		
	number of items		3470				
	D. Secured demand note deficiency				3590		
	E. Commodity futures contracts and spot commodities proprietary charges				3600		
	F. Other deductions and/or charges			258	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x)				3615		
	H. Total deductions and/or charges					(10,186,808)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions					$ 11,768,058	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				3660		
	B. Subordinated securities borrowings				3670		
	C. Trading and investment securities:						
	1. Bankers' acceptances, certificates of deposit, and commercial paper				3680		
	2. U.S. and Canadian government obligations				3690		
	3. State and municipal government obligations				3700		
	4. Corporate obligations				3710		
	5. Stocks and warrants				3720		
	6. Options				3730		
	7. Arbitrage				3732		
	8. Other securities				3734		
	D. Undue concentration				3650		
	E. Other (List)				3736	(0)	3740
10.	Net capital					$ 11,768,058	3750

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2009 as filed on Form X-17A-5 Part II by Citi International Financial Services, LLC.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC

(Formerly, Citicorp Financial Services Corporation)
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Net Capital and Aggregate Indebtedness

December 31, 2009

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER Citi International Financial Services, LLC as of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Item				Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)			$	325,376	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$	325,376	3760
14.	Excess net capital (line 10 less 13)			$	11,442,682	3770
15.	Excess capital at 1,000% (line 10 less 10% of line 19)			$	11,279,993	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item				Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$	4,880,655	3790
17.	Add:					
	A. Drafts for immediate credit	$	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
	C. Other unrecorded amounts (List)	$	3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$		3838
19.	Total aggregate indebtedness			$	4,880,655	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			%	41.47%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			%	41.47%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

Line	Item		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers and dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Percentage of net capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	%	N/A	3851
27.	Percentage of net capital after anticipated withdrawals to aggregate debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	%	N/A	3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $100,000	$	N/A	3920

OTHER RATIOS

Part C

Line	Item		Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	N/A	3860
30.	Options deductions/Net Capital ratio (1,000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7), and (c)(2)(x) ÷ Net capital	%	N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of December 31, 2009 as filed on Form X-17A-5 Part II by Citi International Financial Services, LLC.

See accompanying independent registered public accounting firm's report.



CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(Formerly, Citicorp Financial Services Corporation)
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Controls Thereon)



KPMG LLP
American International
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Registered Public Accounting Firm Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Citi International Financial Services, LLC
San Juan, Puerto Rico

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Citi International Financial Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

License No. 21
Expires December 1, 2010

February 25, 2010

2446607


SELLO
$5.00
$5.00



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Independent Registered Public Accounting Firm Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Citi International Financial Services, LLC
San Juan, Puerto Rico

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Citi International Financial Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

License No. 21
Expires December 1, 2010

February 25, 2010

2446607


COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS
PUERTO RICO
$5.00 SELLO $5.00